Exhibit 12.2

Universal City Development Partners, Ltd.

Ratio of Earnings to Fixed Charges

	Six months ended			Fiscal year ended December 31,
	June 30, 2011		June 27, 2010	2010	2009	2008	2007	2006
Earnings
Net income (loss) attributable to Partners		$142,060	$(34,606)	$146,626	$21,914	$75,740	$91,888	$41,960
Income from joint ventures		(1,720)	(1,003)	(2,373)	(1,586)	(2,673)	(1,724)	711
Fixed charges		59,676	63,084	125,209	123,200	109,610	110,435	111,362
Amortization of capitalized interest		4,144	3,405	7,689	6,657	6,745	6,929	6,799
Distributions from joint ventures		1,163	1,574	3,080	3,161	3,691	3,681	164
Capitalized interest		(20)	(6,290)	(6,356)	(13,701)	(6,020)	(1,848)	(817)

Earnings before fixed charges		$205,303	$26,164	$273,875	$139,645	$187,093	$209,361	$160,179

Fixed Charges
Interest expense		$59,125	$56,362	$117,919	$108,388	$102,669	$107,906	$109,733
Capitalized interest		20	6,290	6,356	13,701	6,020	1,848	817
Interest implicit in rentals		531	432	934	1,111	921	681	812

Total fixed charges		$59,676	$63,084	$125,209	$123,200	$109,610	$110,435	$111,362

Ratio of earnings to fixed charges		3.4	n/a	2.2	1.1	1.7	1.9	1.4

Deficiency of earnings to cover fixed charges	$	n/a	$36,920	n/a	n/a	n/a	n/a	n/a